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Michael Kaplan Partner
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212-450-4111 tel 212-701-5111 fax michael.kaplan@davispolk.com

June 23, 2009

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Hardy

Re:	Artio Global Investors Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed on June 23, 2009 File No. 333-149178

Dear Ms. Hardy:

On behalf of our client, Artio Global Investors Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 19, 2008 (the “Comment Letter”) with respect to the registration statement on Form S-1 filed by the Company with the Commission on February 12, 2008 (No. 333-149178) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on April 14, 2008, Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on May 12, 2008, and Amendment No. 3 to the Registration Statement (“Amendment No. 3”) on August 8, 2008.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 4 to the Registration Statement (“Amendment No. 4”).  Amendment No. 4 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the

Jennifer Hardy	2	June 23, 2009

comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 4. All page number references in the Company’s responses are to page numbers in Amendment No. 4.

Index to Consolidated Financial Statements, page F-1

1.	Please include updated financial statements and corresponding financial information included in the Form S-1. Refer to Item 11(e) of Form S-1 and Rule 3-12(b) of Regulation S-X for guidance.

The Company has updated the financial statements and corresponding financial information.

Artio Global Investors Inc. Consolidated Financial Statements for the Fiscal Quarter Ended March 31, 2008

(10) Commitments and Contingencies, page F-37

2.
Please revise your disclosure regarding the reimbursement of client accounts for certain operational losses incurred to state that no material amounts were reimbursed during any of the annual and interim periods presented or to state the amount reimbursed for each annual and interim period presented.

The Company has provided additional disclosure on pages F-17 and F-30 of Amendment No. 4 to explain that the amounts reimbursed to client accounts for the annual and interim periods presented were not material.

3.
Please revise your disclosure to address the materiality of litigation to your results of operations in addition to your financial condition and cash flows. If there is any litigation that is probable or reasonably possible of having a material impact to your results of operations, please address the need for disclosure of those issues in accordance with paragraphs 9-10 of SFAS 5.

The Company has provided additional disclosure on pages F-17 and F-31 of Amendment No. 4 to explain that there is no litigation against the Company that is considered probable or reasonably possible of having a material impact on the results of operations or financial position of the Company.

Jennifer Hardy	3	June 23, 2009

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 450-4111.

Very truly yours, /s/ Michael Kaplan
Michael Kaplan

cc:	Richard Pell
Catherine Clarkin
James Gerkis